UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JD Digits has publicly filed listing application in Shanghai Stock Exchange

Jingdong Digits Technology Holding Co., Ltd. (“JD Digits,” formerly known as Beijing Jingdong Financial Technology Holding Co., Ltd.), an unconsolidated related party in which we hold a 36.8% equity interest, filed its listing applications on September 10, 2020 with the Shanghai Stock Exchange in connection with its initial public offering. We understand that the timing of any such listing and offering will be contingent upon market conditions and other factors, and there can be no assurance as to when such listing and offering will be completed.

The above announcement does not constitute an offer of securities for sale in the United States or an invitation or solicitation of an offer to acquire, purchase or subscribe for securities in Mainland China or Hong Kong S.A.R., and any securities described herein may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities to be made in the Mainland China would be made by means of a prospectus that is registered and may be obtained from JD Digits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By :	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title :	Chief Financial Officer

Date: September 14, 2020

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